UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

CYBRA CORPORATION

(Name of issuer)

COMMON STOCK, $.001 PAR VALUE

 (Title of class of securities)

23254M106

(CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:  ☐  Rule 13d-1(c)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

 Page 1 of 4 pages

CUSIP No. 23254M106	13G	Page 2 of 4 Pages

1.    NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sholom Chaim Babad

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

5.     SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON - 873,170.50 Common Stock

6. SHARED VOTING POWER - None

7. SOLE DISPOSITIVE POWER - 873,170.50 shares of Common Stock

8. SHARED DISPOSITIVE POWER - None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

873,170.50 shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       ☐
The amount in Row 9 above excludes shares issuable upon conversion of a Note and exercise of Warrants which Note and Warrants each contains a contractually stipulated 4.99% blocker provision.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.68%

12. TYPE OF REPORTING PERSON

        IN

CUSIP No. 23254M106	13G	Page 3 of 4 Pages

ITEM 1	(a)	NAME OF ISSUER: CYBRA Corporation

ITEM 1	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

One Executive Boulevard, Yonkers, NY 10701

ITEM 2	(a)	NAME OF PERSON FILING: Sholom Chaim Babad

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

128 Hadassah lane, Lakewood, New Jersey 07801

ITEM 2	(c)	CITIZENSHIP: U.S.A.

ITEM 2	(d)	TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value

ITEM 2	(e)	CUSIP NUMBER: 23254M106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

	(a)	AMOUNT BENEFICIALLY OWNED: 873,170.50 Shares of Common Stock

	(b)	PERCENT OF CLASS: 6.68%

	(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

873,170.50 Shares

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

873,170.50 Shares

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 23254M106	13G	Page 4 of 4 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2008
Date

/s/ Sholom Chaim Babad
Signature

Sholom Chaim Babad
Name/Title